Exhibit 99.1

For immediate release

Alcon’s Second Quarter Sales Rise 12.3 Percent

HUNENBERG, Switzerland – July 25, 2007 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,471.5 million for the second quarter of 2007, an increase of 12.3 percent over global sales for the second quarter of 2006, or 10.0 percent on a constant currency basis. Net earnings for the second quarter of 2007 decreased 3.7 percent to $448.4 million, or $1.48 per share on a diluted basis, compared to $465.6 million, or $1.50 per diluted share for the second quarter of 2006. Net earnings in the second quarter of 2006 were positively impacted by the reduction of an accrued liability related to the settlement of several intellectual property lawsuits between Alcon and a competitor. The after-tax impact of this non-cash reduction was $99.1 million, or $0.32 per share on a diluted basis. Excluding this impact, adjusted net earnings in the second quarter of 2006 were $366.5 million, or $1.18 per share on a diluted basis. As a result, net earnings in the second quarter of 2007 grew 22.3 percent compared to adjusted net earnings in the second quarter of 2006.

“Each of our major product categories achieved double digit sales growth this quarter, reflecting continued success in global brand building across our key product franchises,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “I am especially pleased that our international operations continue to deliver strong sales growth which is a testament to our global position and strategy that provides steady financial performance.”

Second Quarter Sales Highlights

Highlights of sales for the second quarter of 2007 are provided below. Unless otherwise noted, all comparisons are between the second quarter of 2007 and the second quarter of 2006.

➢

Pharmaceutical sales grew 13.3 percent to $633.8 million, or 11.1 percent on a constant currency basis. Sales of glaucoma products increased 13.7 percent, led by strong growth in sales of the TRAVATAN® products outside the United States and Azopt® ophthalmic suspension. Sales of TRAVATAN® products, including TRAVATAN®, TRAVATAN®ZTM and DuoTrav® ophthalmic solutions, rose 24.6 percent. Sales of infection/inflammation products rose 5.7 percent, as global growth of Vigamox® ophthalmic solution, NEVANAC® ophthalmic suspension, and TobraDex® ophthalmic suspension were partially offset by reductions in wholesaler inventories in the United States. Sales of allergy products rose 16.6 percent due to the successful launches of Patanol® ophthalmic solution in Japan and PatadayTM ophthalmic solution in the United States, and the timing of wholesaler purchases in the United States, all of which combined to offset a soft allergy season in the United States. Otic product sales grew 15.5 percent, with CIPRODEX® otic suspension continuing to gain market share in the United States.

-more-

➢

Surgical sales rose 11.5 percent to $632.4 million, or 9.0 percent on a constant currency basis. Sales of intraocular lenses increased 13.7 percent to $233.7 million. Unit sales of the AcrySof® line of intraocular lenses grew 9.6 percent, well above the underlying market growth. Growth in the international sales of AcrySof® ReSTOR® intraocular lenses and United States sales of AcrySof® Toric intraocular lenses combined to drive a 24.0 percent increase in sales of premium intraocular lenses in the second quarter. Sales of cataract and vitreoretinal products rose 11.7 percent, with strong growth internationally offsetting slower growth in the United States. Sales of cataract disposables and accessories rose 19.1 percent. On the vitreoretinal side, steady growth of disposable products and the continuing transition to higher value 25-gauge and 23-gauge technologies led to a 15.7 percent sales growth. Refractive revenue declined 28.1 percent. The primary contributor to the decline was a decrease in per procedure technology fees in the United States.

➢

Consumer eye care sales increased 11.6 percent to $205.3 million, led by a 15.5 percent rise in sales of contact lens disinfectants. Sales of OPTI-FREE ® disinfecting solutions benefited from the global recall of a competitor’s solution in May. In addition, recent OPTI-FREE® RepleniSH® launches in international markets contributed to growth in the quarter. Sales of artificial tears increased 17.3 percent, primarily due to healthy growth in sales of Systane® lubricant eye drops.

Second Quarter Earnings Details

Highlights of earnings for the second quarter of 2007 are provided below. Unless otherwise noted, all comparisons are between reported results for the second quarter of 2007 and the second quarter of 2006. Comparisons are also made to non-GAAP adjusted results for the second quarter of 2006 which exclude the positive impact of the settlement of a patent infringement lawsuit. A reconciliation of reported results to non-GAAP results is provided in tables at the back of this release.

➢

Gross profit margin improved 0.8 percentage points to 76.0 percent of sales. The improvement was the result of higher pharmaceutical prices in the United States, continued migration to higher-valued products in the surgical business, and increased sales of our contact lens care disinfecting solutions.

➢

Selling, general and administrative expenses as a percent of sales increased 9.0 percentage points to 29.3 percent. Selling, general and administrative expenses as a percent of sales declined 0.2 percentage points compared to adjusted selling general and administrative expenses in the second quarter of 2006.

➢	Research and development expenses as a percent of sales remained constant at 9.5 percent of sales.

➢

Operating profits declined 6.8 percent to $536.5 million, or 36.5 percent of sales; however, operating profit margin improved 1.8 percentage points when compared to adjusted operating profit for the second quarter of 2006, a result of the improvement in gross profit margin, a reduction in adjusted selling, general and administrative expenses as a percent of sales, and a decrease in intangible amortization arising from charges taken in the first quarter of 2007 and the third quarter of 2006 related to impairment of refractive assets.

➢

Net income declined 3.7 percent when compared to the same quarter last year. However, net income increased 22.3 percent when compared to adjusted net income for the second quarter of 2006 due to healthy sales growth, operating profit margin improvements and a lower effective tax rate.

-more-

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities.

➢

Vigamox® ophthalmic solution received approval in Germany during the second quarter for a broad indication related to treatment of bacterial infections of the anterior segment of the eye due to susceptible organisms. Alcon will now begin efforts to obtain approval in other European Union countries via mutual recognition.

➢	A new drug application for TobraDex® ST ophthalmic suspension was filed with the United States Food and Drug Administration in June.

➢	The MHLW in Japan approved the AcrySof® ReSTOR® intraocular lens.

➢	AcrySof® ReSTOR® Aspheric was launched in July in the United States.

Financial Guidance

Alcon’s current financial guidance for the full year 2007 and the factors impacting this guidance are provided below.

➢	Total sales are expected to be between $5,475 and $5,550 million.
➢	Adjusted diluted earnings per share are expected to be between $5.20 and $5.30.
➢

Full year adjusted earnings guidance excludes all charges associated with the impairment of Alcon’s refractive assets in the first quarter of 2007 and future costs associated with Alcon’s potential acquisition of WaveLight, AG and the integration of the two companies’ refractive businesses.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of CIPRODEX®, which is a registered trademark of property of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG. Moxifloxacin, the active ingredient in Vigamox®, is licensed to Alcon from Bayer AG.

# # #

-more-

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Sales	$1,471.5	$1,310.8	$2,794.2	$2,467.9
Cost of goods sold	353.3	325.3	702.3	613.5

Gross profit	1,118.2	985.5	2,091.9	1,854.4

Selling, general and administrative	431.5	264.8	848.6	651.5
Research and development	139.9	124.3	273.4	243.6
Amortization of intangibles	10.3	20.6	30.3	41.1

Operating income	536.5	575.8	939.6	918.2

Other income (expense):
Gain (loss) from foreign currency, net	2.0	(7.5)	5.0	(9.4)
Interest income	14.9	20.2	34.8	39.0
Interest expense	(11.4)	(9.3)	(21.2)	(21.8)
Other, net	10.4	1.3	18.3	8.6

Earnings before income taxes	552.4	580.5	976.5	934.6

Income taxes	104.0	114.9	181.9	173.3

Net earnings	$448.4	$465.6	$794.6	$761.3

Basic earnings per common share	$1.50	$1.52	$2.66	$2.49

Diluted earnings per common share	$1.48	$1.50	$2.62	$2.45

Basic weighted average common shares	298,285,773	306,070,731	298,993,430	306,278,027
Diluted weighted average common shares	302,148,378	310,318,545	302,936,422	310,979,247

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three months ended			Foreign	%Change in
	June 30,			Currency	Constant
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$376.5	$347.9	8.2%	--%	8.2%
Surgical	257.2	244.3	5.3	--	5.3
Consumer Eye Care	102.7	97.9	4.9	--	4.9

Total United States Sales	736.4	690.1	6.7	--	6.7

International:
Pharmaceutical	257.3	211.6	21.6	5.8	15.8
Surgical	375.2	323.1	16.1	4.3	11.8
Consumer Eye Care	102.6	86.0	19.3	4.5	14.8

Total International Sales	735.1	620.7	18.4	4.8	13.6

Total Global Sales	$1,471.5	$1,310.8	12.3%	2.3%	10.0%

PRODUCT SALES
Infection/inflammation	$208.0	196.8	5.7%
Glaucoma	198.9	174.9	13.7
Allergy	159.8	137.0	16.6
Otic	84.8	73.4	15.5
Other pharmaceuticals/rebates	(17.7)	(22.6)	N/M

Total Pharmaceutical	633.8	559.5	13.3	2.2%	11.1%

Intraocular lenses	233.7	205.5	13.7
Cataract/vitreoretinal	389.0	348.4	11.7
Refractive	9.7	13.5	(28.1)

Total Surgical	632.4	567.4	11.5	2.5	9.0

Contact lens disinfectants	116.9	101.2	15.5
Artificial tears	59.1	50.4	17.3
Other	29.3	32.3	(9.3)

Total Consumer Eye Care	205.3	183.9	11.6	2.1	9.5

Total Global Sales	$1,471.5	1,310.8	12.3%	2.3%	10.0%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Six months ended			Foreign	%Change in
	June 30,			Currency	Constant
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$683.1	$627.0	8.9%	--%	8.9%
Surgical	491.3	467.8	5.0	--	5.0
Consumer Eye Care	196.4	172.0	14.2	--	14.2

Total United States Sales	1,370.8	1,266.8	8.2	--	8.2

International:
Pharmaceutical	505.2	407.6	23.9	5.2	18.7
Surgical	721.8	624.8	15.5	4.5	11.0
Consumer Eye Care	196.4	168.7	16.4	4.1	12.3

Total International Sales	1,423.4	1,201.1	18.5	4.7	13.8

Total Global Sales	$2,794.2	$2,467.9	13.2%	2.3%	10.9%

PRODUCT SALES
Infection/inflammation	$411.1	372.6	10.3%
Glaucoma	384.6	333.7	15.3
Allergy	272.4	244.0	11.6
Otic	138.5	119.8	15.6
Other pharmaceuticals/rebates	(18.3)	(35.5)	N/M

Total Pharmaceutical	1,188.3	1,034.6	14.9	2.1%	12.8%

Intraocular lenses	444.7	394.0	12.9
Cataract/vitreoretinal	746.7	671.3	11.2
Refractive	21.7	27.3	(20.5)

Total Surgical	1,213.1	1,092.6	11.0	2.6	8.4

Contact lens disinfectants	218.9	178.9	22.4
Artificial tears	114.9	100.5	14.3
Other	59.0	61.3	(3.8)

Total Consumer Eye Care	392.8	340.7	15.3	2.1	13.2

Total Global Sales	$2,794.2	2,467.9	13.2%	2.3%	10.9%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	June 30,	Dec. 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$576.3	$1,489.2
Short term investments	784.7	321.0
Trade receivables, net	1,046.7	912.8
Inventories	500.4	473.8
Deferred income tax assets	131.4	122.5
Other current assets	148.3	142.8

Total current assets	3,187.8	3,462.1

Long term investments	43.0	91.1
Property, plant and equipment, net	933.3	920.7
Intangible assets, net	65.1	95.2
Goodwill	553.8	553.2
Long term deferred income tax assets	259.5	235.7
Other assets	72.6	69.3

Total assets	$5,115.1	$5,427.3

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$185.5	$168.9
Short term borrowings	824.7	926.5
Current maturities of long term debt	1.3	5.8
Other current liabilities	794.0	899.9

Total current liabilities	1,805.5	2,001.1

Long term debt, net of current maturities	47.0	49.0
Long term deferred income tax liabilities	10.5	10.1
Other long term liabilities	601.4	453.5
Contingencies

Shareholders’ equity:
Common shares	44.1	43.9
Additional paid-in capital	1,224.4	1,064.5
Accumulated other comprehensive income	142.6	127.3
Retained earnings	3,413.4	3,201.9
Treasury shares, at cost	(2,173.8)	(1,524.0)

Total shareholders' equity	2,650.7	2,913.6

Total liabilities and shareholders' equity	$5,115.1	$5,427.3

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Six months ended June 30,
	2007	2006

Cash provided by operating activities:
Net cash from operating activities	$346.7	$747.7

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(88.7)	(83.4)
Purchases of available-for-sale investments	(23.4)	(228.9)
Proceeds from sales and maturities of available-for- sale investments	135.7	202.5
Other	1.4	0.7
Net cash from investing activities	25.0	(109.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(112.5)	(186.4)
Proceeds from issuance of long term debt	0.8	--
Repayment of long term debt	(5.4)	(5.4)
Dividends on common shares	(612.8)	(416.8)
Acquisition of treasury shares	(744.3)	(361.5)
Proceeds from exercise of stock options	127.8	50.1
Tax benefits from share-based payment arrangements	59.3	49.0
Net cash from financing activities	(1,287.1)	(871.0)

Effect of exchange rates on cash and cash equivalents	2.5	12.8

Net increase (decrease) in cash and cash equivalents	(912.9)	(219.6)

Cash and cash equivalents, beginning of period	1,489.2	1,457.2

Cash and cash equivalents, end of period	$576.3	$1,237.6

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$20.8	$22.4

Income taxes	$79.5	$73.3

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Six months ended June 30, 2007 (1)
		Non-GAAP Adjustments
	Reported	Refractive Impairment	Non-GAAP Adjusted

Sales	$2,794.2	$--	$2,794.2
Cost of goods sold	702.3	(24.0)	678.3

Gross profit	2,091.9	24.0	2,115.9

Selling, general and administrative	848.6	--	848.6
Research and development	273.4	--	273.4
Amortization of intangibles	30.3	(8.7)	21.6

Operating income	939.6	32.7	972.3

Other income (expense):
Gain (loss) from foreign currency, net	5.0	--	5.0
Interest income	34.8	--	34.8
Interest expense	(21.2)	--	(21.2)
Other, net	18.3	--	18.3

Earnings before income taxes	976.5	32.7	1,009.2

Income taxes	181.9	11.9	193.8

Net earnings	$794.6	$20.8	$815.4

Diluted earnings per common share	$2.62	$0.07	$2.69

Selected ratios as percent of sales

Gross profits	74.9%		75.7%
Operating income	33.6		34.8

Other selected financial ratios
% Operating income growth	2.3		21.7
% Net earnings growth	4.4		22.8

(1)

The items above adjusted for charges related to impairment of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Three months ended June 30, 2006 (1)
		Non-GAAP Adjustments
	Reported	Lawsuits Settlement	Non-GAAP Adjusted

Sales	$1,310.8	$--	$1,310.8
Cost of goods sold	325.3	--	325.3

Gross profit	985.5	--	985.5

Selling, general and administrative	264.8	121.0	385.8
Research and development	124.3	--	124.3
Amortization of intangibles	20.6	--	20.6

Operating income	575.8	(121.0)	454.8

Other income (expense):
Gain (loss) from foreign currency, net	(7.5)	--	(7.5)
Interest income	20.2	--	20.2
Interest expense	(9.3)	--	(9.3)
Other, net	1.3	--	1.3

Earnings before income taxes	580.5	(121.0)	459.5

Income taxes	114.9	(21.9)	93.0

Net earnings	$465.6	$(99.1)	$366.5

Diluted earnings per common share	$1.50	$(0.32)	$1.18

Selected ratio as percent of sales

Operating income	43.9%		34.7%

(1)

The items above adjusted for charges related to the settlement of patent lawsuits with a competitor are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Six months ended June 30, 2006 (1)
		Non-GAAP Adjustments
	Reported	Lawsuits Settlement	Non-GAAP Adjusted

Sales	$2,467.9	$--	$2,467.9
Cost of goods sold	613.5	--	613.5

Gross profit	1,854.4	--	1,854.4

Selling, general and administrative	651.5	119.0	770.5
Research and development	243.6	--	243.6
Amortization of intangibles	41.1	--	41.1

Operating income	918.2	(119.0)	799.2

Other income (expense):
Gain (loss) from foreign currency, net	(9.4)	--	(9.4)
Interest income	39.0	--	39.0
Interest expense	(21.8)	--	(21.8)
Other, net	8.6	--	8.6

Earnings before income taxes	934.6	(119.0)	815.6

Income taxes	173.3	(21.5)	151.8

Net earnings	$761.3	$(97.5)	$663.8

Diluted earnings per common share	$2.45	$(0.32)	$2.13

Selected ratio as percent of sales

Operating income	37.2%		32.4%

(1)        The items above adjusted for charges related to the settlement of patent lawsuits with a competitor are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President, Investor Relations and Strategic Corporate Communications

Doug.machatton@alconlabs.com

817-551-8974

Matthew Head

Manager, Investor Relations

Matthew.head@alconlabs.com

817-551-8550

www.alcon.com